Alderon Provides Project Financing Update

August 20, 2014

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) announces an update on the progress of its financing plan for the Kami Project. Alderon and BNP Paribas (“BNP”) have mutually agreed to terminate the engagement of BNP Paribas as lead arranger of the senior debt financing facility for the construction of the Kami Project. Alderon has appointed Endeavour Financial Limited (Cayman) (“Endeavour Financial”) to act as its financial advisor with respect to the project financing process and intends to form a club syndicate of international banks to provide the senior debt financing facility. The process with BNP identified a number of domestic and international banks, including Chinese banks, that provided letters confirming their interest in participating in the senior debt financing facility. The termination of BNP’s engagement will allow the Company to move forward in forming this club syndicate of banks, with the assistance of Endeavour Financial.

Substantial progress has been made with respect to the structuring of the senior debt financing facility and the required due diligence. In particular the following external consultants and advisors were engaged as part of the process and each has completed a due diligence report that has been provided to the prospective lenders:

-	Independent Engineer: RungePincockMinarco
-	Environmental and Social Consultant: AECOM
-	Market Consultant: CRU
-	Lender’s Insurance Advisor: Willis Canada Inc.
-	Lender’s Legal Counsel: Shearman & Sterling LLP and Blake, Cassels & Graydon LLP

These external consultants and advisors are expected to remain engaged as part of the continuing debt financing process and their reports will be available to any lenders that become involved in the debt financing process.

“We have made significant progress working with BNP Paribas on the debt financing process and in our view the due diligence reports that have been completed demonstrate the quality of the Kami Project,” says Mark J. Morabito, Alderon’s Executive Chairman. “We have decided that the best path forward for the debt financing process would be to focus on a club syndicate transaction.  We have informed BNP of this decision and they have agreed to terminate the BNP engagement. The team from Endeavour Financial has an excellent track record in assisting companies in completing debt financings and with the significant amount of work that has already been accomplished, I am confident that we will deliver on our financing plan.”

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities of the Company in the United States or any other jurisdiction. The securities of the Company have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any other jurisdiction and may only be offered and sold in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act. In addition, the securities of the Company may only be offered and sold in Canada pursuant to an exemption from the prospectus requirements of Canadian securities laws.

About Endeavour Financial

Endeavour Financial is a private independent merchant banking company focused on providing expert and unbiased financial advisory services to the global natural resources sector.  The business has a history of achieving success for clients based on resource industry focus, innovative transaction skills and the diverse professional backgrounds of an award-winning team.  Offering advice in project, corporate and debt capital markets; equity-linked financings; mergers and acquisitions; and strategic business development over more than two decades, Endeavour Financial has established itself as a leading financial advisor in the natural resources sector.  Specific to the mining sector, in the last ten years the firm has closed in excess of US$ 4 billion of development financings for single-asset emerging producers.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Îles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; and (ii) the details of the debt financing plan, including the potential interest from lenders.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of reserve and resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.